UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*
                                 ----------

                         Pulsepoint Communications
- -------------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, no par value
- -------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 745913103
               ----------------------------------------------
                               (CUSIP Number)

                              Harold S. Barron
                             Unisys Corporation
                                 Unisys Way
                       Blue Bell, Pennsylvania 19424
                         Telephone: (215) 986-5299
- -------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               June 14, 1999
               ----------------------------------------------
          (Date of Event which  Requires  Filing of this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 745913103                          Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    UNISYS CORPORATION                                 38-0387840

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,109,937**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       610,833**

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,109,937**

                10  SHARED DISPOSITIVE POWER

                    0****

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,720,770***

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.73%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No. 745913103                          Page 3 of 12 Pages

- ----------------------
** Unisys Corporation is a party to an Agreement and Plan of Merger dated as of June 14, 1999 by and among Unisys Corporation, PulsePoint Communications ("PulsePoint") and Shellco Inc., a wholly owned subsidiary of Unisys Corporation, providing for the merger of Shellco Inc. into PulsePoint (the "Merger"), described further in
          Item 4 of this Statement. 1,109,937 shares of common stock, no par value ("PulsePoint Common Stock"), of PulsePoint Communications ("PulsePoint") are purchasable by Unisys Corporation ("Unisys") upon exercise of an option granted to Unisys on June 14, 1999 and described in Item 4 of this Statement. Prior to the exercise of the option, Unisys is not entitled to any rights as a stockholder of PulsePoint with respect to the shares of PulsePoint Common Stock covered by the option. Unisys disclaims any beneficial ownership of the shares of PulsePoint Common Stock which are purchasable by Unisys upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 of this Statement. If the option were exercised, Unisys would have the sole right to vote and to dispose of the shares of PulsePoint Common Stock issued as a result of such exercise.

 *** Unisys has the right to vote 610,833 shares of PulsePoint Common Stock, representing 10.95 percent of the shares outstanding (as of May 25, 1999) in favor of the Merger pursuant to the Voting Agreements described below. Shares obtainable upon exercise of the option described above are not eligible to vote on the Merger, but would represent 16.6% of the outstanding shares if the Option were to be exercised. The amount listed as beneficially owned is the sum of (i) the 1,109,937 shares obtainable upon exercise of the option and (ii) the 610,833 shares which may be voted by Unisys in favor of the Merger. Under certain circumstances described below, Unisys will have the right to vote 38 percent of the shares of PulsePoint common stock in favor of the Merger.

          Certain institutional holders (listed below) owning more than 90 percent of the outstanding shares of PulsePoint convertible preferred stock and 10.95 percent of the outstanding shares of PulsePoint Common Stock have agreed to vote in favor of the Merger, pursuant to the terms of Voting Agreements (the "Voting Agreements") dated as of June 14, 1999 between each of such holders and Unisys. Each of such holders has granted an irrevocable proxy in favor of Unisys to vote their shares of such preferred stock and common stock in favor of the Merger. Unisys has the right under the Voting Agreements to vote 633,838 shares of PulsePoint Common Stock owned by Bandel Carano and the Oak Entities (defined below) in favor of the Merger (representing 10.95% of the shares outstanding as of May 25, 1999). In addition these holders have also agreed pursuant to the terms of letter agreements (the "Letter Agreements") dated as of June 14, 1999 between each of such holders and Unisys, subject to completion of the registration process in connection with the Merger by July 30, 1999, to convert a portion of their preferred holdings into PulsePoint Common Stock prior to the special PulsePoint shareholder meeting and to also vote those common shares in favor of the merger. In such event, 89 percent of the PulsePoint series B convertible preferred shares and 38 percent of the PulsePoint Common Stock will be committed to approve the merger. If the registration process is not completed by July 30, 1999, and the holders of the preferred stock elect not to convert, Unisys has the right to terminate the transaction before August 20, 1999.

          Each of the following persons is a party to a Voting Agreement and a Letter Agreement: Oak Investment Partners V, Limited Partnership; Oak Investment Partners VII, Limited Partnership; Oak Investment Partners III, a Limited Partnership; Oak VII Affiliates Fund, Limited Partnership; Oak V Affiliates Fund, Limited Partnership; Bandel L. Carano, an individual; Fredrick J. Warren, an individual; and Robin Grace Warren, an individual; Moore Global Investments, Ltd.; Remington Investment Strategies, L.P.; Citiventure 96 Partnership Fund, L.P.; Chancellor Private Capital Offshore Partners II, L.P.; Chancellor Private Capital Partners III, L.P.; Chancellor Private Capital Offshore Partners I, C.V.; and Microsoft Corporation.

 **** Pursuant to the terms of the Voting Agreements and Letter Agreements described above and in Item 4 to this Statement, holders of shares of PulsePoint Common Stock and preferred stock subject to such agreements may only transfer such shares subject to the terms of such agreement.

                                 SCHEDULE 13D
                       RELATING TO THE COMMON STOCK OF
                          PULSEPOINT COMMUNICATIONS

Item 1.  Security and Issuer
         -------------------

            This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value ("PulsePoint Common Stock"), of PulsePoint Communications, a California corporation ("PulsePoint"). The principal executive offices of PulsePoint are located at 6307 Carpinteria Avenue, Carpinteria, California 93013.

Item 2.  Identity and Background
         -----------------------

            This Statement is being filed by Unisys Corporation, a Delaware corporation ("Unisys"). The principal business address of Unisys is Unisys Way, Blue Bell, Pennsylvania 19424. Unisys is a worldwide information services and technology company that provides systems and solutions to help customers apply information technology to solve their business problems.

            (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Unisys is set forth in
Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

            (d)-(e) During the last five years, neither Unisys nor, to the knowledge of Unisys, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other
         Consideration
         -----------------------------------------

            As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined in the response to Item 4), Unisys will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 1,109,937 shares of PulsePoint Common Stock (subject to adjustment as provided in the Stock Option Agreement) at a price of $6.60 per share. If Unisys purchases PulsePoint Common Stock pursuant to the Stock Option Agreement, Unisys anticipates that the funds to finance such purchase would come from working capital, although no definitive determination has been made at this time as to the source of such funds. However, pursuant to the terms of the Stock Option Agreement, Unisys can perform a cashless exercise of the Option (as defined in the response to Item 4), requiring no funds to gain the benefits of the Option.

Item 4. Purpose of the Transaction
        --------------------------

            (a)-(j) On June 14, 1999, Unisys, PulsePoint, and Shellco Inc., a California corporation and a wholly owned subsidiary of Unisys ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of June 14, 1999 (the "Merger Agreement"), a copy of which is incorporated by reference as Exhibit 1 and is incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into PulsePoint (the "Merger") with PulsePoint being the corporation surviving the Merger (the "Surviving Corporation").

            Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub shall be merged with and into PulsePoint and the separate corporate existence of Merger Sub shall cease. PulsePoint will continue as the surviving corporation in the Merger. At the Effective Time, PulsePoint will become a wholly owned subsidiary of Unisys. As a consequence of the Merger, Unisys will own 100% of the PulsePoint Common Stock.

            In the merger, each share of PulsePoint Common Stock will be converted into Unisys common stock using an exchange ratio based on the average price of Unisys common stock during a 20 consecutive trading-day period ending on the fourth trading day prior to the PulsePoint shareholder meeting to approve the transaction. The ratio will provide for a maximum consideration of $6.60 (if the average price of Unisys common stock is above $33.00) and a minimum consideration of $5.40 (if the average price is below $27.00) for each PulsePoint common share. If the Unisys average price is between $27.00 and 33.00, PulsePoint shareholders will receive 0.2 shares of Unisys common stock for each share of PulsePoint Common Stock. PulsePoint convertible preferred stock will be converted into PulsePoint Common Stock prior to the Merger.

            Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of PulsePoint Common Stock and PulsePoint preferred stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended, and various other customary conditions.

            The Merger Agreement contains certain customary restrictions on the conduct of the business of PulsePoint pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock of PulsePoint.

            Concurrent with the execution of the Merger Agreement, Unisys and PulsePoint entered into a Stock Option Agreement, dated as of June 14, 1999 (the "Stock Option Agreement"), a copy of which is incorporated by reference as Exhibit 2 and is incorporated herein by reference. Pursuant to the Stock Option Agreement, PulsePoint granted Unisys an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 1,109,937 (subject to adjustment as provided in the Stock Option Agreement) fully paid and nonassessable shares of PulsePoint Common Stock at a price of $6.60 per share (such shares, the "Option Shares" and such price, the "Option Price"). The Stock Option Agreement provides that Unisys may exercise the Option in whole or in part, at any time or from time to time after but only after the occurrence of any event as a result of which Unisys is entitled to receive the Termination
Fee pursuant to Section 8.2 of the Merger Agreement and the Merger Agreement is being or has been terminated (an "Exercise Event"); provided, however, that except as provided in the last sentence of this paragraph, the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time and (B) nine months after the first occurrence of an Exercise Event. Notwithstanding the termination of the Option, Unisys shall be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option and the termination of the Option shall not affect any rights thereunder which by their terms do not terminate or expire prior to or as of such termination.

            Certain institutional holders (listed below) owning more than 90 percent of the outstanding shares of PulsePoint convertible preferred stock and approximately 10 percent of the outstanding shares of PulsePoint Common Stock have agreed to vote in favor of the Merger, pursuant to the terms of Voting Agreements (the "Voting Agreements") dated as of June 14, 1999 between each such holder and Unisys. Each such holder has granted an irrevocable proxy in favor of Unisys to vote their shares of such preferred stock and common stock in favor of the Merger. Unisys has the right under the Voting Agreements to vote 610,833 shares of PulsePoint Common Stock owned by the Oak Entities (defined below) in favor of the merger (representing 10.95% of the shares outstanding as of May 25, 1999). In addition these holders have also agreed pursuant to the terms of letter agreements (the "Letter Agreements") dated as of June 14, 1999 between each of such holders and Unisys, subject to completion of the registration process in connection with the merger by July 30, 1999, to convert a portion of their preferred holdings into common stock prior to the special PulsePoint shareholder meeting and to also vote those common shares in favor of the merger. In such event, 89 percent of the PulsePoint preferred shares and 38 percent of the PulsePoint common shares will be committed to approve the merger. If the registration process is not completed by July 30, 1999, and the holders of the preferred stock elect not to convert, Unisys has the right to terminate the transaction before August 20, 1999.

            Each of the following persons is a party to a Voting Agreement and a Letter Agreement: Oak Investment Partners V, Limited Partnership, Oak Investment Partners VII, Limited Partnership, Oak Investment Partners III, A Limited Partnership, Oak VII Affiliates Fund, Limited Partnership, Oak V Affiliates Fund, Limited Partnership, Bandel L. Carano, an individual, Fredrick J. Warren, an individual, and Robin Grace Warren, an individual, Moore Global Investments, Ltd., Remington Investment Strategies, L.P., Citiventure 96 Partnership Fund, L.P., Chancellor Private Capital Offshore Partners II, L.P., Chancellor Private Capital Partners III, L.P., Chancellor Private Capital Offshore Partners I, C.V., and Microsoft Corporation.

            The foregoing summaries of the Merger Agreement, the Stock Option Agreement, the Voting Agreements and the Letter Agreements do not purport to be complete and are qualified in their entirety by reference to the text of such agreements included as Exhibits 1, 2, 3 and 4 respectively.

            Except as set forth in this Statement, the Merger Agreement, the Stock Option Agreement, the Voting Agreements and the Letter Agreements neither Unisys nor, to the best of Unisys's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

            (a) - (b) By reason of its execution of the Stock Option Agreement, Unisys may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of PulsePoint Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 1,109,937 shares of PulsePoint Common Stock. Based on the number of shares of PulsePoint Common Stock subject to the Option, Unisys may be deemed to beneficially own approximately 16.6% of the outstanding PulsePoint Common Stock (based upon (i) the 5,577,572 shares of PulsePoint Common Stock outstanding on May 25, 1999, as represented to Unisys by PulsePoint in the Merger Agreement, and (ii) an additional 1,109,937 shares that PulsePoint will issue to Unisys in the event that the Option is exercised) following the exercise in whole of the Option for 1,109,937 shares of PulsePoint Common Stock. However, Unisys expressly disclaims any beneficial ownership of the shares of PulsePoint Common Stock which are purchasable by Unisys upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Unisys would have the sole right to vote and to dispose of the shares of PulsePoint issued as a result of such exercise.

            In addition, pursuant to the terms of the Voting Agreements and the Letter Agreements, Unisys may be deemed to be the beneficial owner of shares of PulsePoint Common Stock subject to such agreements.

            Unisys has the right to vote 610,833 shares of PulsePoint Common Stock, representing 10.95 percent of the shares outstanding (as of May 25, 1999) in favor of the Merger pursuant to the Voting Agreements described below. Shares obtainable upon exercise of the option described above are not eligible to vote on the Merger, but would represent 16.6% of the outstanding shares if the Option were to be exercised. The amount listed on item 11 of Schedule 13D as beneficially owned is the sum of (i) the 1,109,937 shares obtainable upon exercise of the option and (ii) the 610,833 shares which may be voted by Unisys in favor of the Merger. Under certain circumstances, Unisys will have the right to vote 38 percent of the shares of PulsePoint Common Stock in favor of the Merger.

            Certain institutional holders (listed below) owning more than 90 percent of the outstanding shares of PulsePoint convertible preferred stock and 10.95 percent of the outstanding shares of PulsePoint Common Stock have agreed to vote in favor of the Merger, pursuant to the terms of Voting Agreements (the "Voting Agreements") dated as of June 14, 1999 between each of such holders and Unisys. Each of such holders has granted an irrevocable proxy in favor of Unisys to vote their shares of such preferred stock and common stock in favor of the Merger. Unisys has the right under the Voting Agreements to vote 610,833 shares of PulsePoint Common Stock owned by the Oak Entities (defined below) in favor of the Merger (representing 10.95% of the shares outstanding as of May 25, 1999). In addition these holders have also agreed pursuant to the terms of letter agreements (the "Letter Agreements") dated as of June 14, 1999 between each of such holders and Unisys, subject to completion of the registration process in connection with the Merger by July 30, 1999, to convert a portion of their preferred holdings into common stock prior to the special PulsePoint shareholder meeting and to also vote those common stock in favor of the Merger. In such event, 89 percent of the PulsePoint preferred shares and 38 percent of the PulsePoint Common Stock will be committed to approve the Merger. If the registration process is not completed by July 30, 1999, and the holders of the preferred stock elect not to convert, Unisys has the right to terminate the transaction before August 20, 1999.

            (c) Neither Unisys nor, to the best of Unisys's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in PulsePoint Stock during the past 60 days.

            (d) So long as Unisys has not exercised the Option (and prior to the consummation of the Merger), Unisys does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of PulsePoint Common Stock or preferred stock.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         --------------------------------------------------------------

         Except as provided in the Merger Agreement, the Voting Agreements and the Letter Agreements or as set forth in this Statement, neither Unisys nor, to the best of Unisys's knowledge, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of PulsePoint, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits
        --------------------------------

         Exhibit 1     Agreement and Plan of Merger,  dated as of June
                       14, 1999, among Unisys, Shellco Inc. and PulsePoint. Incorporated by reference to Exhibit 2.1 of PulsePoint Communications current report on Form 8-K, dated June 14, 1999.

         Exhibit 2 Stock Option Agreement, dated as of June 14, 1999, between Unisys and PulsePoint (PulsePoint as Issuer). Incorporated by reference to Exhibit 10.1 of PulsePoint's current report on Form 8-K, dated June 14, 1999.

         Exhibit 3*    Form of Voting Agreement, dated as of June 14,
                       1999. Incorporated by reference to Exhibit 10.2 of PulsePoint Communications' current report on Form 8-K, dated June 14, 1999.

         Exhibit 4**   Form  of  Letter  Agreement.   Incorporated  by
                       reference    to   Exhibit    10.3   of    PulsePoint
                       Communications' current report on form 8-K dated June 14, 1999.

 * Unisys Corporation has entered into a Voting Agreement in substantially the form incorporated by reference herewith with Oak Investment Partners V, Limited Partnership; Oak Investment Partners VII, Limited Partnership; Oak Investment Partners III, A Limited Partnership; Oak VII Affiliates Fund, Limited Partnership; Oak V Affiliates Fund, Limited Partnership; and Bandel L. Carano (collectively, the "Oak Entities"); Frederick J. Warren; Microsoft Corporation; Citiventure 96 A.P. Partnership Fund, L.P.; Chancellor Private Capital Offshore Partners II, L.P.; Chancellor Private Capital Partners III, Limited Partnership; Chancellor Private Capital Offshore Partners I, C.V.; Moore Global Investments, Ltd. and Remington Investment Strategies, L.P.

** Unisys and PulsePoint have received letters in substantially the form incorporated by reference herein from the Oak Entities; Frederick J. Warren; Microsoft Corporation; Citiventure 96 A.P. Partnership Fund, L.P.; Chancellor Private Capital Offshore Partners II, L.P.; Chancellor Private Capital Partners III, Limited Partnership; Chancellor Private Capital Offshore Partners I, C.V.; Moore Global Investments, Ltd. and Remington Investment Strategies, L.P.; except that the letter from the Oak Entities provides for the conversion of thirty three percent (33%) of shares of the PulsePoint preferred stock held by them.

                                  SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated: June 24, 1999
                                          UNISYS CORPORATION


                                          By: /s/ Robert H. Brust
                                          ------------------------
                                          Name:  Robert H. Brust
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                                  SCHEDULE I
                     DIRECTORS AND EXECUTIVE OFFICERS OF
                              UNISYS CORPORATION

            The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Unisys Corporation ("Unisys") is set forth below. Each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each executive officer is Unisys Corporation, Unisys Way, Blue Bell, Pennsylvania 19424.

Name                            Present Principal Occupation or Employment
- ----                            ------------------------------------------

           Directors
           ---------

J.P. Bolduc                     Chairman and Chief Executive Officer of JPB
                                Enterprises, Inc.

James J. Duderstadt             President Emeritus and University Professor
                                of Science and Engineering at the
                                University of Michigan

Kenneth A. Macke                General Partner of Macke Partners

Gail D. Fosler                  Senior Vice President and Chief Economist
                                of The Conference Board

Melvin R. Goodes                Retired Chairman and Chief Executive
                                Officer of Warner-Lambert Company

Edwin A. Huston                 Vice Chairman of Ryder System, Inc.

Robert McClements, Jr.          Retired Chairman, President and Chief
                                Executive Officer of Sun Company, Inc.

Henry C. Duques                 Director and Chairman and Chief Executive
                                Officer of First Data Corporation

Theodore E. Martin              Retired President and Chief Executive
                                Officer of Barnes Group Inc.

Lawrence A. Weinbach            Chairman of the Board, President and Chief
                                Executive Officer of Unisys

           Executive Officers
           ------------------

Lawrence A. Weinbach            Chairman of the Board, President and Chief
                                Executive Officer

Gerald A. Gagliardi             Executive Vice President; President, Unisys
                                Global Customer Services

George R. Gazerwitz             Executive Vice President; President, Unisys
                                Computer Systems

Lawrence C. Russell             Executive Vice President; President, Unisys
                                Information Services

David O. Aker                   Senior Vice President, Worldwide Human
                                Resources

Harold S. Barron                Senior Vice President, General Counsel and
                                Secretary

Jack A. Blaine                  Senior Vice President; President, Pacific
                                Asia Americas

Robert H. Brust                 Senior Vice President and Chief Financial
                                Officer

Joseph W. McGrath               Senior Vice President; Major Accounts Sales
                                and Chief Marketing Officer

James F. McGuirk II             Senior Vice President, President, Unisys
                                Federal Systems

Richard D. Badler               Vice President, Corporate Communications

Janet Brutschea Haugen          Vice President and Controller

Jack F. McHale                  Vice President, Investor Relations

Angus F. Smith                  Vice President and Treasurer